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.SSED MAR 23 2005 THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **First Analysis Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Chopp **(312) 258-7102** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

0 North Stetson Ave. (Address) **Chicago** (City) **Illinois** (State) **60601** (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 01 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, F. Oliver Nicklin, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Analysis Securities Corporation for the year ended December 31, 2004, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

OFFICIAL SEAL
ANGELA E. SOLIZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-24-2005

First Analysis Securities Corporation
(SEC I.D. No. 8-27350)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Controls

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Analysis Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the "Corporation") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$ 11,237,582
U.S. TREASURY BILLS—At fair value (cost: $4,474,454)	4,474,454
RECEIVABLE FROM CLEARING BROKER	1,162,857
INVESTMENT SECURITIES—At fair value (cost: $149,901)	104,040
INCOME TAXES RECEIVABLE FROM PARENT	89,624
DEFERRED INCOME TAXES	73,113
OTHER RECEIVABLES	61,990
TOTAL ASSETS	$ 17,203,660
LIABILITIES AND STOCKHOLDER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 622,360
Total liabilities	622,360
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	1,647,811
Total stockholder's equity	16,581,300
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,203,660

See notes to statement of financial condition.

FIRST ANALYSIS SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. ORGANIZATION

First Analysis Securities Corporation (the "Corporation") is a wholly owned subsidiary of First Analysis Corporation (the "Parent"). The Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Corporation acts as an introducing broker in executing customer transactions, a dealer in making markets in certain over-the-counter securities, and is an investment banker engaging in underwritings and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Securities—Investment securities are carried at fair market value, as determined by the Corporation. A security listed on a recognized securities exchange or traded over-the-counter is valued at its last sales price or, if no sale occurred on such date, at the mean between the bid and ask prices. All other securities are valued at estimated fair market value, which may initially equal cost, as determined in good faith by the Corporation. Investments in U.S. Treasury Bills are carries at amortized cost which approximates fair value.

Income Taxes—The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The surtax exemption and other tax limitations are allocated among members of the controlled group at the discretion of the Parent.

The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash at banks, money market accounts and commercial paper with remaining maturities at date of acquisition of three months or less.

3. RELATED-PARTY TRANSACTIONS

The Corporation pays the Parent 85% of its pretax profits, less realized and unrealized gains and losses on securities, as reimbursement to the Parent for compensation of the research and administrative staff and 5% of the pretax profits as a dividend to the Parent. The Corporation pays the Parent for rent and utilities on a pro rata basis of the Parent's total rent and utility expense.

4. COMMITMENTS

The Corporation is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market making activities. As such, the clearing broker has a required deposit of $100,000 for the Corporation's customer activity, which deposit can be in cash or securities. This deposit is included in the "Receivable from Clearing Broker" on the accompanying statement of financial condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

5. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2004, the Corporation had net capital and net capital requirement of $15,329,938 and $100,000, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital is .04 to 1.

6. CONTINGENCY

As a result of its underwriting activities, the Corporation is from time to time named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position of the Corporation.

7. INCOME TAXES

Deferred income taxes relate to the difference between the tax basis and carrying value of accrued expenses.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 28, 2005

First Analysis Securities Corporation
One South Wacker Drive, Suite 3900
Chicago, Illinois 60606

In planning and performing our audit of the financial statements of First Analysis Securities Corporation (the "Corporation") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP